UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Buenos Aires, January 8, 2026

Gentlemen

NATIONAL SECURITIES COMMISSION

May 25, 175

Autonomous City of Buenos Aires

A3 Mercados S.A.

Maipú 1210

Autonomous City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

C1041AAE Autonomous City of Buenos Aires

Present

Ref.: Relevant Fact – Redemption of Class A Notes due March 14, 2026.

Dear Sirs:

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. (the "Company" or the "Company", indistinctly) (CUIT: 33-33-65030549-9) in order to comply with the provisions of Article 2 of Chapter I, Title XII of the Regulations of the National Securities Commission(T.O. 2013, as amended and supplemented), and to inform you that, as of this date, the Company has resolved to announce the early redemption of the Class A notes issued by the Company on September 14, 2023 and the Additional Class A notes issued by the Company on October 20, 2023 for a joint nominal value of US$ 47,232,818 (United States Dollars forty-seven million two hundred and thirty and two thousand eight hundred eighteen), at a fixed interest rate of 7% maturing on March 14, 2026 (the "Class A Notes"), issued by the Company within the framework of the Global Program for the issuance of simple negotiable obligations (not convertible into shares) in the short, medium or long term for a maximum amount of up to U$S500,000,000 (five hundred million U.S. dollars) (or its equivalent in other currencies and/or units of value) ( as it was later expanded).

The proposed redemption will take place on January 16, 2026 with respect to all Class A Notes outstanding as of that date, and will be carried out in accordance with the terms and conditions detailed in the Prospectus Supplement to the Class A Notes dated September 6, 2023 and the Prospectus Supplement to the Additional Class A Notes dated October 12, 2023, published on the same date on the CNV Website under IDs No. 3088011 and 3102616 (the "Class A Prospectus Supplements").

The proposed redemption of the Class A Notes will be made in accordance with the provisions of the Class A Prospectus Supplements and the Global Program Prospectus for the issuance of simple (non-convertible into shares) notes for up to US$ 500,000,000 (five hundred million U.S. dollars) (or its equivalent in other currencies and/or units of value) dated June 26, 2023 (the "Program Prospectus").”). The publication of this document constitutes sufficient notice to the holders of the Class A Negotiable Notes. In turn, it is reported that the redemption will be made at the nominal value plus the interest accrued until the Redemption Date, that is, until January 15, 2026. For more information, see the "The Offer – Optional Redemption" sections of the Class A Prospectus Supplements and "Summary of the Terms and Conditions of the Notes – Optional Redemption" of the Program Prospectus.

The redemption of Class A Notes will have the following characteristics:

a) Payment Agent: Caja de Valores S.A. (25 de mayo 362, Ciudad Autónoma de Buenos Aires).

b) Redemption Date and Payment Date: January 16, 2026 (the "Redemption Date").

c) Period to be covered by the interest period: 14 September 2025 to 16 January 2026 (exclusive) (123 days)

d) Nominal Value of Class A Notes in force at the redemption date: US$ 47,232,818 (United States Dollars forty-seven million two hundred thirty-two thousand eight hundred eighteen).

e) Redemption Price: 100% for every US$1 of the face value of each Class A Notes in force and outstanding (the "Redemption Price").

f) Payment Currency: U.S. Dollars

g) Capital of Class A Notes paid: US$ 47,232,818 (United States Dollars forty-seven million two hundred thirty-two thousand eight hundred eighteen).

h) Annual nominal interest rate: 7% nominal annual interest.

i) Amount of interest paid: US$ 1,123,235.23 (U.S. Dollars one million one hundred and twenty-three thousand two hundred and thirty-five with 23/100)

j) Percentage of interest to be paid (on the nominal value in circulation at the Redemption Date): 2.4%

Payment will be made through Caja de Valores S.A. to the persons in whose name the Class A Notes are registered as of January 15, 2026.

On the Redemption Date, the Redemption Price of the Class A Notes will mature and be available to the holders of the Class A Notes. On and from the Redemption Date, interest will no longer accrue on the Class A Notes.

Identification of Class A Notes:

-Caja de Valores S.A. species code of Class A Negotiable Obligations: 57363;

-BYMA/MAE Code of Class A Negotiable Obligations: NPCAO; and

-ISIN Code (Caja de Valores S.A.) of Class A Negotiable Obligations: ARCEPU560021;

Capitalized terms used, but not defined herein, shall have the meanings assigned to them in the Class A Prospectus Supplements and the Program Prospectus, as applicable.

Without further particular, we greet you very sincerely.

______________________________

Leonardo Marinaro

Market Relations Manager

Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: January 12, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact